FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2008

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated April 9, 2008- Diamond Drilling Underway on International KRL Resources’ Wolf Property

2.

Interim Financial Statements for the Nine Months Ended February 29, 2008

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: May 13, 2008

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

DRILLING UNDERWAY AT INTERNATIONAL KRL RESOURCES’ WOLF PROPERTY

Vancouver – Wednesday, April 9, 2008 – International KRL Resources Corp. (TSXV:IRK) today announced that the diamond drill program at the Wolf silver-lead-zinc project, located 75 km west of Watson Lake, Yukon has commenced and the first drill hole is underway.

During the past month, forty-five kilometres of road has been snow-ploughed and rehabilitated where necessary to provide year-round road access to the project.

International KRL has an option to earn a 60% interest in the Wolf project from Tarsis Capital Corp. (TSXV: TCC) (see news release dated September 27, 2007).

J. L. LeBel, P. Eng, is the Qualified Person as defined by National Instrument (NI) 43-101.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a diversified property portfolio prospective for uranium, copper and gold as well as lead-zinc-silver. For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young, President and CEO, 604-689-0299 x223

Earl Hope, Investor Relations, 604-689-0299 x232

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

These financial statements
have not been reviewed by the Company’s auditors.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
BALANCE SHEET
(UNAUDITED – PREPARED BY MANAGEMENT)

	February 29,	May 31,
	2008	2007
	-$-	-$-
	Unaudited	Audited
A S S E T S
CURRENT ASSETS
Cash	1,012,954	581,318
Cash committed for mineral exploration	-	205,989
Short-term investments	-	200,000
Short term investments committed for mineral exploration	-	1,300,000
Marketable securities (Note 2)	38,983	64,335
Amounts receivable	10,109	57,667
Prepaid expenses and deposits	115,155	214,078
Due from related parties (Note 10)	116,842	436,311
METC receivable	-	583,671
	1,294,043	3,643,369
CAPITAL ASSETS (Note 3)	306,883	52,937
INVESTMENT IN GOLDEN HARP RESOURCES INC (Note 2 b) and 5 c))	2,454,436	-
MINERAL INTERESTS (Note 4)	4,724,682	7,004,971

	8,780,044	10,701,277

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable	107,553	211,958
FUTURE INCOME TAXES	255,008	336,000
NON-CONTROLLING INTEREST (Note 5)	-	1,208,197
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	16,272,011	16,202,681
CONTRIBUTED SURPLUS (Note 9)	689,340	646,661
ACCUMULATED OTHER COMPREHENSIVE LOSS	(25,352)	-
DEFICIT	(8,518,516)	(7,904,220)
	8,417,483	8,945,122

	8,780,044	10,701,277

APPROVED BY THE DIRECTORS
Signed:	“Seamus Young”
Signed:	“Judith Mazvihwa”

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
INTERIM STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Nine Months Ended
	February 29,		February 29,

	2008	2007	2008	2007
	-$-	-$-	-$-	-$-

EXPENSES
Amortization	2,187	3,285	110,148	9,737
Business development	48,006	49,246	209,624	204,468
Management fees (Note 10)	69,477	33,000	158,477	63,000
Office and miscellaneous	84,668	57,857	178,256	130,398
Professional fees	70,232	76,473	173,428	225,408
Salaries and benefits	53,105	25,261	102,192	139,739
Stock-based compensation	766	86,084	96,523	116,912
Transfer agent and filing fees	37,458	18,980	59,418	28,417
	365,899	350,186	1,088,066	918,079
OTHER INCOME
Airborne revenue	-	-	82,795
Dilution (loss)/income on share
issuances	393,169	(16,803)	389,517	(715,300)
Gain on disposals	-	4,546	15,762	4,546
Impairment loss on mineral properties	(68,243)	-	(213,472)	-
Interest income	5,702	23,349	32,587	65,341
Property investigation	-	6,716	-	-
Future income tax recovery	-	-	80,992	-
Non-controlling interest	38,380	53,670	85,589	53,670

	369,008	71,478	473,770	(591,743)

NET INCOME/( LOSS) FOR PERIOD	3,109	(278,708)	(614,296)	(1,509,822)

DEFICIT, BEGINNING OF PERIOD	(8,521,625)	(7,240,756)	(7,904,220)	(6,009,642)

DEFICIT, END OF PERIOD	(8,518,516)	(7,519,464)	(8,518,516)	(7,519,464)

NET INCOME/(LOSS) PER SHARE	0.000	(0.005)	(0.001)	(0.026)

WEIGHTED AVERAGE SHARES
OUTSTANDING	66,469,465	62,529,877	66,216,886	58,763,152

SUPPLEMENTAL COMPREHENSIVE LOSS INFORMATION

Net income/(loss)	3,109		(614,296)
Decrease in fair value of available for sale
securities	(15,000)		(38,052)
Comprehensive (income)/loss	(11,891)		(652,348)

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Nine Months Ended
	February 29,		February 29,
	2008	2007	2008	2007
	-$-	-$-	-$-	-$-

CASH FLOWS FROM (USED IN)
OPERATING ACTIVITIES
Net loss for the period	3,109	(278,708)	(614,296)	(1,509,822)
Items not involving cash
Amortization	2,187	3,285	110,148	9,737
Future income tax recovery	-	-	(80,992)	-
Gain on disposal of capital asset	-	(4,546)	(15,762)	(4,546)
Impairment loss on mineral properties	68,243	-	213,472	-
Stock-based compensation	766	86,084	96,523	116,912
Dilution (income)/loss on share issuances	(393,169)	16,803	(389,517)	715,300
Non-controlling interest	(38,380)	-	(85,589)	-

Changes in non-cash working capital
Amounts receivable	74,733	28,660	30,820	30,525
METC receivable	300,000	-	583,671	-
Prepaid expenses and deposits	(25,220)	(27,764)	81,763	55,906
Accounts payable	34,597	91,748	137,151	76,029
Due from related parties	183,780	(158,425)	304,469	(179,468)
Due to related parties	(50,000)	-	-	-
Net cash (used in)/provided by operating activities	160,646	(242,863)	371,861	(689,427)

INVESTING ACTIVITIES
Short term investment	-	-	200,000	-
Short term investment for mineral exploration	-	-	1,300,000	-
Capital assets	-	(3,557)	(376,400)	(3,557)
Proceeds on disposal of capital assets	-	-	25,342	-
Proceeds on disposal of marketable securities	-	7,546	-	7,546
Mineral interests	(75,935)	(552,834)	(1,591,320)	(2,296,618)
Golden Harp repayments, net of cash balance	215,164	-	215,164	-
Net cash (used in)/provided by investing activities	139,229	(548,848)	(227,214)	(2,292,629)

FINANCING ACTIVITIES
Share capital issued	-	1,841,720	81,000	1,856,720
Share subscriptions received	12,500	44,000	-	49,000
Minority shareholders	-	(1,440)	-	529,062
Net cash provided by financing activities	12,500	1,884,280	81,000	2,434,782

(DECREASE)/INCREASE IN CASH	312,375	1,092,569	225,647	(547,274)

CASH, BEGINNING OF PERIOD	700,579	1,886,183	787,307	3,526,026

CASH, END OF PERIOD	1,012,954	2,978,752	1,012,954	2,978,752

SUPPLEMENTAL CASH FLOW INFORMATION

Cash transactions
Interest paid on debt	-	-	-	-
Income tax paid	-	-	-	-

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing to generate profitable operations in the future. The Company has working capital of $1,186,490 and an accumulated deficit of $8,518,516 as at February 29, 2008. There is no guarantee the Company will be able to raise any additional equity financing to continue its exploration projects over and above working capital as stated.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation

These unaudited interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for financial statements and on a basis consistent with the policies set out in the Company’s annual audited financial statements for the year ended May 31, 2007. However, certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended May 31, 2007.

	b)	Investments

These financial statements include the accounts and results of operations of the Company and its investment in Golden Harp Resources Inc. “Golden Harp”.

Effective February 29, 2008, as a result of share issuances by Golden Harp, the Company’s ownership in Golden Harp was reduced from 64.3% to 40.9%. Accordingly, the Company’s financial position as at February 29, 2008 presents its investment in Golden Harp under the equity method of accounting. The results of operations for all periods prior to February 29, 2008 present the results of Golden Harp on a consolidated basis.

	c)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the reported period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the impairment of mineral properties, valuation allowance for future income tax assets and stock-based compensation.

	d)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	e)	Marketable Securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at February 29, 2008, the fair market value of the securities held was $38,983 (May 31, 2007 - $77,842).

	f)	Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Computer equipment	30%
Computer software	50%
Office and field equipment	20%
Vehicle	30%
In the year of acquisition, amortization is recorded at one-half the above rates.
Field equipment - Airborne	Based on usage – Daily rate of 15% of cost per 30 days

g)	Mineral Properties and Deferred Expenditures

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are charged to operations.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

h)	Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

i)	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities and advances to related parties. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of those instruments except for marketable securities. The fair value of marketable securities is based on the quoted market values. In management's opinion, the Company is not exposed to

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Financial instruments (Continued)

significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

On June 1, 2007, the Company adopted CICA Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new standards increased harmonization between U.S. and Canadian GAAP.

Under U.S. and Canadian GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Prior to adopting Section’s 3855 and 1530, these investments were carried at their original cost. Upon adoption, the Company recorded a retroactive balance representing the unrealized gains on available-for-sale securities of $12,700 at June 1, 2007 as accumulated comprehensive income.

The fair market value of available-for-sale securities decreased by $38,052 resulting in an unrealized loss for the nine month period ended February 29, 2008, which was a component of comprehensive loss.

	j)	Asset retirement obligations

The Company follows the recommendations of the CICA Handbook Section 3110, with respect to asset retirement obligations. This standard required liability recognition for retirement obligations associated with the Company’s resource properties. The standard required the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the resource properties. At May 31, 2007 and 2006 the Company did not have any asset retirement obligations.

	k)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. The effect on future taxes for a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

	l)	Flow-through shares

The Company follows the recommendations of EIC 146 with respect to flow-through shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unrecognized tax losses or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these future income tax assets, a portion of such unrecognized losses is recorded as tax recovery up to the amount of the future income tax liability that would otherwise have been recognized on the renounced expenditures.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	m)	Non-controlling interests

As described in note 2(b), during the period the Company’s accounting for its investment in Golden Harp changed from the consolidation method of accounting to the equity method of accounting. Accordingly, as at February 29, 2008, the Company’s balance sheet no longer presents non-controlling interests.

The Company’s results of operations for all periods prior to February 29, 2008 are presented on a consolidated basis reflecting 100% of the results of operations of Golden Harp with an offsetting proportionate allocation to non-controlling interests.

When the Company’s subsidiary or equity investee issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s proportionate share of the subsidiary’s proceeds and the change in the Company’s carrying value of the underlying equity of the subsidiary.

	n)	Stock-Based Compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. Agents’ warrants issued in connection with common share placements are recorded as share issuance costs with a corresponding increase in contributed surplus. When the options and warrants are exercised, the exercise price proceeds, together with the amount initially recorded in contributed surplus, are credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

	o)	Income (loss) per share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted income (loss) per share. The existence of warrants and options affects the calculation of income (loss) per share on a fully diluted basis. As the effect of this dilution is to increase the reported income per share and reduce the reported loss per share, basic and diluted loss is the same.

	p)	The company formed a 50% joint venture with a company related by directors. Geophysical equipment was acquired, installed, and activated for service, by the joint venture, on the company’s exploration projects. This new joint venture charges for the use of the equipment at standard rates.

The Company’s 50% share of the assets, liabilities, and income (loss) are reflected in the financial statements.

	q)	Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

3.	CAPITAL ASSETS

			February 29,	May 31,
			2008	2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	-$-	-$-	-$-	-$-
Computer equipment	18,236	14,696	3,540	4,568
Computer software	2,327	2,054	273	437
Crew house option	10,000	-	10,000	10,000
Field equipment	41,973	12,888	29,085	16,915
Field equipment - Airborne	285,500	102,780	182,720	-
Office furniture and equipment	13,964	7,699	6,265	10,660
Storage facility	75,000	-	75,000	-
Vehicle	-	-	-	10,357
	447,000	140,117	306,883	52,937

4.	MINERAL INTERESTS

A summary of expenditures incurred relating to the Company’s mineral interests is as follows:

		February 29,	Current	May 31,
		2008	expenditures	2007
		-$-	-$-	-$-
a)	Nor, Yukon
	Acquisition costs	360,080	76,000	284,080
	Exploration expenditures:
	Accommodation & Meals	339,701	59,984	279,717
	Assays	62,345	13,881	48,464
	Diamond Drilling	850,848	383,370	467,478
	Drafting	10,963	3,223	7,740
	Fuel	376,046	134,302	241,744
	Geologist	483,269	132,237	351,032
	Geophysics	321,036	150,750	170,286
	Helicopter	1,432,924	383,208	1,049,716
	Housing	28,900	8,900	20,000
	Licenses	33,149	21,094	12,055
	Line Cutting	109,794	-	109,794
	Supervision	81,805	23,500	58,305
	Supplies & misc.	141,710	50,701	91,009
	Support wages	331,071	154,332	176,739
	Surveys	86,568	-	86,568
	Travel & vehicle	96,322	45,699	50,623
	METC	(595,129)	-	(595,129)
		4,191,322	1,565,181	2,626,141
	Total Nor Property, Yukon	4,551,402	1,641,181	2,910,221

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		February 29,	Current	May 31,
		2008	expenditures	2007
		-$-	-$-	-$-
b)	Bear River, B.C.
	Acquisition costs	10,389	2,500	7,889
	Exploration expenditures:
	Assay	326	-	326
	License and recording fees	10,326	2,530	7,796
	Supervision	8,750	2,000	6,750
	Supplies & misc.	224	-	224
		19,626	4,530	15,096
	Total Bear River, British Columbia	30,015	7,030	22,985

c)	Carswell, Saskatchewan
	Acquisition costs	-	-	-
	Exploration expenditures:
	Drafting	1,250	-	1,250
	Geologist	6	-	6
	Supervision	13,750	4,750	9,000
	Recoveries	(10,256)	-	(10,256)
		4,750	4,750	-
	Total Carswell, Saskatchewan	4,750	4,750	-

d)	U-claims, Yukon.
	Acquisition costs	80,000	-	80,000
	Exploration expenditures:
	Accommodation & Meals	375	-	375
	Assay	2,640	-	2,640
	Drafting	248	-	248
	Fuel	2,985	-	2,985
	Geologist	24,110	-	24,110
	Geophysics	23,773	20,891	2,882
	Helicopter	7,000	-	7,000
	License and recording fees	3,465	-	3,465
	Supervision	5,600	1,850	3,750
	Supplies & misc.	689	689	-
	METC	(4,114)	-	(4,114)
	Property abandoned	(146,771)	(146,771)	-
		(80,000)	(123,341)	43,341
	Total U-claims, Yukon.	-	(123,341)	123,341

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		February 29,	Current	May 31,
		2008	expenditures	2007
		- $-	- $-	- $-
e)	White River, Yukon.
	Acquisition costs	43,000	-	43,000
	Exploration expenditures:
	Drafting	255	-	255
	Fuel	695	-	695
	Geologist	6,619	-	6,619
	Helicopter	3,690	-	3,690
	License and recording fees	6,720	3,360	3,360
	Supervision	5,963	2,150	3,813
	Supplies & misc	556	43	513
	Property abandoned	(66,702)	(66,702)	-
	METC	(796)	-	(796)
		(43,000)	(61,149)	18,149
	Total White River, Yukon.	-	(61,149)	61,149

f)	Turn River, Yukon.
	Acquisition costs	381,799	13,712	368,087
	Recovery	(370,469)	(370,469)	-
		11,330	(356,757)	368,087
	Exploration expenditures:
	Geophysics	189,689	189,689	-
	License and recording fees	21,835	21,835	-
	Recovery	(211,524)	(211,524)	-
		-	-	-
	Total Turn River, Yukon.	11,330	(356,757)	368,087

g)	Wolf, Yukon
	Acquisition costs	100,592	100,592	-
	Exploration expenditures:
	Accommodation & meals	1,106	1,106	-
	Fuel	63	63	-
	Geologist	4,748	4,748	-
	Geophysics	73	73	-
	Licenses	1,059	1,059	-
	Supervision	6,000	6,000	-
	Supplies & misc	1,010	1,010	-
	Travel & transport	4,004	4,004	-
		18,063	18,063	-
	Total Wolf, Yukon	118,655	118,655	-

h)	Lac Caron, Quebec
	Acquisition costs	8,280	8,280	-
	Exploration expenditures
	Supervision	250	250
		250	250
	Total Lac Caron, Quebec	8,530	8,530	-

i)	Copper Hill, Ontario - Note 4 i) and 5.	-	(3,519,188)	3,519,188

	Total Mineral Interests	4,724,682	(2,280,289)	7,004,971

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	a)	Nor Property, Yukon

The Nor Property consists of 448 mineral claims in the Dawson Mining District, Yukon Territory. A total of 396 claims were acquired through staking. The remaining 52 claims are held pursuant to an Option Agreement dated October 28, 2004, that gives the Company the right to earn a 100% interest. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i) $7,500 paid within 5 days of agreement (paid);
(ii) $20,000 paid on June 1, 2005 (paid);
(iii) $30,000 paid on December 1, 2005 (paid);
(iv) $40,000 paid on December 1, 2006 (paid);
(v) $50,000 paid on December 1, 2007 (paid); and
(vi) a further $60,000 to be paid on December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i) 200,000 shares issued in December, 2004 (issued); (ii) 200,000 shares issued on December 1, 2005 (issued); (iii) 200,000 shares to be issued on December 1, 2006 (issued); (iv) 200,000 shares to be issued on December 1, 2007 (issued); and (v) a further 200,000 shares to be issued on December 1, 2008.

A total of 402 claims are subject to a 2% NSR royalty. The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

	b)	Bear River, British Columbia

The Company owns a 100% interest in 3 mineral claims and a fraction of a claim representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

	c)	Carswell, Saskatchewan

During October, 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

(i) $25,000 paid on or before March 19, 2005 (received);
(ii) 100,000 shares issued on or before March 19, 2005 (received);
(iii) 50,000 shares to be issued on or before March 14, 2006 (received);
(iv) 50,000 shares to be issued on or before March 14, 2007 (received);
(v) $25,000 to be expended on exploration before March 14, 2006 (expended);
(vi) $25,000 to be expended on exploration before March 14, 2007 (expended);
(vii) a further $25,000 to be expended on exploration before March 14, 2008; and
(viii) a further $25,000 to be expended on exploration before March 14, 2009.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	d)	U Claims, Yukon

During the period, the Company terminated its Option Agreement dated August 1, 2006. Accordingly all related expenditures have been written off as at February 29, 2008.

	e)	White River Copper, Yukon

During the period, the Company terminated its Option Agreement dated August 1, 2006. Accordingly all related expenditures have been written off as at February 29, 2008.

	f)	Turn River, Yukon

During February 2007 the Company and Logan Resources Ltd., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims, covering 46,941 hectares.

During the period the Company and Logan Resources Ltd., acquired 50% each, by additional staking in the Cassiar Plateau, Yukon Territory, 1,307 claims.

The Turn River property now consists of 3,527 claims in total, which includes twelve distinct project areas. The Company received $370,469 in recovery of it’s costs from a non-related company pursuant to earn a 50% share in the Turn River Property.

The Company has signed an agreement with a non-related company granting the company the option to earn a 50% interest in the Turn River Project for $7,5 million in staged exploration expenditures. The company has assigned its option to another company.

The exploration expenditures will be staged as follows:

(i) $1 million in year 1;
(ii) $1 million in year 2;
(iii) $1.5 million in year 3;
(iv) $2 million in year 4;
(v) $2 million in year 5.

	g)	Wolf, Yukon

The Wolf Property consists of 289 mineral claims in the Watson Lake Mining District, Yukon Territory. A total of 279 claims were acquired through staking with all claims acquired in the current year. The remaining 10 claims are held pursuant to an Option Agreement dated September 10, 2007, which gives the Company the right to earn a 60% interest. In order to exercise the option, the Company must issue 1,000,000 shares and incur $3,000,000 in Exploration Expenses on the claims as follows:

Share consideration:

(i) 200,000 shares issued within 5 days of TSX acceptance, on or before October 14, 2007 (issued);
(ii) a further 200,000 shares to be issued on October 14, 2008;
(iii) a further 300,000 shares to be issued on October 14, 2009; and
(iv) a further 300,000 shares to be issued on October 14, 2010.

Exploration expenditures to be incurred:

(i) $250,000 before October 14, 2008;
(ii) $750,000 in aggregate before October 14, 2009;
(iii) $1,750,000 in aggregate before October 14, 2010; and
(iv) $3,000,000 in aggregate before October 14, 2011.

For the purpose of this option agreement certain acquisition expenses will be deemed to be exploration expenditures.

A 2% NSR royalty belongs to a third company.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	h)	Lac Caron, Quebec

The Lac Caron property was acquired by staking and consists of 72 mineral claims in Quebec, covering 3,816 hectares, in Quebec.

	i)	Copper Hill, Ontario

As a result of the Company’s reduced ownership in Golden Harp, as described in more detail in note 5, effective February 29, 2008, the Company no longer consolidates its investment in Golden Harp and accordingly, Golden Harp’s investment in the Copper Hill property is no longer presented on a consolidated basis.

5.	NON-CONTROLLING INTEREST

May 31,
2007
-$-

Opening balance	-
Increase in non-controlling interest	1,234,577
Share of net loss	(26,380)

Closing balance	1,208,197

a)	Effective September 7, 2007, Golden Harp issued 40,000 shares pursuant to warrants exercised at $0.25 per share for proceeds of $10,000 resulting in the Company’s ownership in Golden Harp decreasing from 65.32% to 65.15%.

b)	Effective December 20, 2007, Golden Harp issued 202,861 shares pursuant to options exercised at $0.35 per share for proceeds of $71,000 resulting in the Company’s ownership in Golden Harp decreasing from 65.15% to 64.3%.

During the period, Golden Harp modified the original exercise price of these options for $0.10 to $0.35.

The remainder of stock options outstanding was also adjusted from 365,000 at $0.10 to 872,139 at $0.35.

c)	Effective February 29, 2008, Golden Harp completed an initial public offering consisting of 2,557,000 flow- through units and 6,333,700 regular units at $0.35 per unit for gross proceeds of $3,111,745. Each flow- through unit consists of one flow-through share and one-half of a non-flow-through share purchase warrant with each whole warrant exercisable into an additional common share at $0.50. Each regular unit consists of one common share and one warrant with each whole warrant exercisable into an additional common share at $0.45. Share purchase warrants not exercised, expire on August 29, 2008.

In connection with the private placement, Golden Harp paid $124,301 in legal fees and $446,549 in finders’ fees, which consisted of $278,279 cash, 889,070 agents’ options, 2,160 non-flow-through finder’s units with the same terms and conditions as the financing, and paid $31,802 in other share issuance costs.

The Golden Harp share issuances during the period and the resulting dilution of the Company’s ownership interest resulted in a gain on dilution recorded during the period totaling $389,517.

The Shares issued in the initial public offering resulted in the Company’s ownership in Golden Harp decreasing from 64.30% to 40.91%. Effective February 29, 2008 the Company no longer controls Golden Harp and accordingly the Company’s investment in Golden Harp, over which the Company continues to exercise significant influence, is accounted for using the equity method.

Under the equity method of accounting, the balance sheet as at February 29, 2008 presents the Company’s investment in Golden Harp at the Company’s proportionate share of the underlying net book value of Golden Harp, being $2,454,436.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

6.	SHARE CAPITAL

Authorized

100,000,000 common shares without par value

Issued and outstanding

	# of shares	- $-

Balance, May 31, 2006	56,850,334	14,439,872

Issued during fiscal 2007 for:

Cash
Flow-through private placements	6,754,083	1,789,832
Stock options exercised	550,000	122,500
Agent options exercised	670,726	134,516
Warrants exercised	568,078	142,063
Mineral property option payments	500,000	139,000
Finders’ fees	143,420	38,006
Agent warrants	-	(41,197)
Fair value of stock options exercised transferred from contributed surplus	-	157,367
Flow-through shares renunciation	-	(610,460)
Share issuance costs	-	(108,818)

Balance, May 31, 2007	66,036,641	16,202,681

Balance, May 31, 2007	66,036,641	16,202,681
Issued during fiscal 2008 for:

Mineral property option payments	503,000	69,330

Balance, February 29, 2008	66,539,641	16,272,011

For the Period ending February 29, 2008

(a)	The Company issued 503,000 common shares pursuant to mineral property acquisition option agreements at a fair value ranging from $0.11 to $0.16 per share for a total fair value of $69,330.

For the Year ending May 31, 2007

(a)	On December 22, 2006, the Company completed a non-brokered private placement consisting of 6,754,083 flow-through units at $0.265 per unit for proceeds of $1,789,832. Each unit consists of one flow-through share and one-quarter of a non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.365 per share expiring on December 22, 2007.

In connection with the private placement, the Company paid $60,612 in finders’ fees, which consisted of 35,855 warrants, 143,420 non-flow-through finder’s units with the same terms and conditions as the financing, 641,558 finder’s warrants, and paid $10,200 in other share issuance costs. The fair value of the finder’s warrants under the Black-Scholes model was $39,016, recorded as a share issuance cost. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.365 per share for up to one year. The fair value of the share portion of the finder’s units is $38,006 recorded as finders’ fees and $2,181, represents share issuance cost, for the warrant portion calculated under the Black-Scholes model.

(b)	In fiscal 2007, 1,220,726 options were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $257,016. The fair value, when granted, of $157,367 was transferred to share capital from contributed surplus to reflect the exercise of these options.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

6.	SHARE CAPITAL (Continued)

(c) In fiscal 2007, 568,078 warrants were exercised at prices ranging from $0.25 to $0.30 per share for proceeds of $142,063.

(d) The Company issued 500,000 common shares pursuant to mineral property acquisition option agreements at a fair value ranging from $0.25 to $0.33 per share for a total fair value of $139,000.

7.	STOCK OPTIONS

Stock option plan and stock options issued.

The Company grants stock options to directors, officers, employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of up to ten years from the grant date. The number of options that may be issued under the Plan is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

Pursuant to the stock option plan, options granted in respect of investor relations activities are subject to vesting in stages over one year from the grant date with a maximum of one-quarter of the options vesting in any three month period. Vesting restrictions may also be applied to other options grants, at the discretion of the directors.

At February 29, 2008 the following stock options were outstanding:

Number of	Exercise price	Expiry date
Options	$

250,000	0.50	March 03, 2008
550,000	0.50	April 18, 2008
600,000	0.38	March 23, 2009
1,600,000	0.16	September 11, 2009

3,000,000

The fair value for stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	February 29,	May 31,
	2007	2007

Risk free interest rate	4.18%	4.07%
Expected life (in years)	2	2
Expected volatility	85%	85%
Dividend yield	-	-

8.	SHARE PURCHASE WARRANTS

At February 29, 2008 the Company had no purchase warrants outstanding.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

9.	CONTRIBUTED SURPLUS

Amount
-$-

Balance, May 31, 2006	536,365
Fair value of stock options granted	144,938
Fair value of stock options granted by Golden Harp	81,528
Fair value of agents warrants	41,197
Fair value of stock options exercised transferred to share capital	(157,367)

Balance, May 31, 2007	646,661
Fair value of stock options granted	96,523
Fair value of stock options exercised by shareholders of Golden Harp	(53,844)

Balance, February 29, 2008	689,340

10.	RELATED PARTY TRANSACTIONS AND BALANCES

(a) Transactions during period:

	February 29,	February 28,
	2008	2007
	-$-	-$-
Management fees paid to directors and a company controlled by a director	158,477	63,000
Property supervision fees paid to a company controlled by a director	45,000	48,676
Gowganda, Ontario lease option payments to a relative of a director	18,000	18,000
Rent reimbursement received from a company with common officers and
directors (included in office and miscellaneous)	(22,318)	(28,213)
	199,159	101,463
The Company incurred certain charges from a company controlled by the
President. These charges have been recorded as exploration expenses and general and administration expenses as follows:
Amounts capitalized as mineral properties	334,871	205,000
Amounts charged to general and administration expenses	35,109	32,869
	369,980	237,869

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED – PREPARED BY MANAGEMENT)

10.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

		February 29,	May 31,
		2008	2007
		-$-	-$-

(b)	Balances:

	Due from related parties
	Amounts due from a company, controlled by a director for charges relating
	to:
	Mineral expenditures and general and administration costs (Received)	3,612	97,755
	Purchase of equipment	-	297,427

	Due from the related party	3,612	395,182
	Amounts advanced to newly formed Joint Venture: See (i) below.	100,551	-
	Amount due from directors – management fees/salary, paid in advance	-	6,000
	Amount due from a company controlled by the President of the Company	-	26,023
	Amount due from a company with common officers and directors for
	reimbursement of shared office costs and other expenditures.	12,679	9,106

	Due from related parties	116,842	436,311

(i)	A newly formed joint venture, owned 50% by International KRL Resources Corp and 50% by Logan Resources Ltd. was formed for use of geophysical equipment by the Company and Logan Resources Ltd. on their exploration projects. This new joint venture charges for use of the equipment at standard rates.

The above amounts are non-interest bearing, unsecured and payable on demand.

11.	COMMITMENTS

	(a)	During the previous financial year, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $3,057 per month. Minimum lease payments are as follows:

-$-
2008	36,686
2009	36,686
2010	36,686
2011	36,686
2012	36,686

12.	FINANCIAL STATEMENT PRESENTATION

These unaudited interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the presentation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP for annual financial statements.

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended May 31, 2007.

13.	SUBSEQUENT EVENTS

Subsequent to February 29, 2008 the Company entered into the following transactions:

(a)	The Company issued 1,500,000 stock options, exercisable at $0.15 for two years.

(b)	The Company obtained by staking the Coyote property, which consists of 21 claims.

International KRL Resources Corp.

Management Discussion and Analysis

(MD&A)
For the Nine Months Ended February 29, 2008

(Prepared on April 24, 2008 by Management)

(Un-audited)

INTRODUCTION

The following management discussion and analysis, of the financial position of International KRL Resources Corp. (“Company”), its 50% owned Joint Venture and its investment in Golden Harp Resources Inc. (GHR) and results of operations, are prepared as of April 24, 2008, and should be read in conjunction with the interim un-audited financial statements and accompanying notes for the quarter ended February 29, 2008. The interim un-audited financial statements together with the following management discussion and analysis are intended to provide readers with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to potential future performance. All statements, other than those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and reserves, exploration results, future plans, and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance such statements will prove accurate and actual results and future events could differ materially from those anticipated in such statements.

DESCRIPTION OF BUSINESS

International KRL Resources Corp. was incorporated in the Province of British Columbia. The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol ‘IRK’. It is engaged in the acquisition, exploration and development of mineral properties in Saskatchewan, British Columbia, Quebec, and the Yukon. The Company is currently focusing its exploration activities for base and precious metals on its Nor, Wolf , and Turn River properties in the Yukon Territory, Bear River Property in British Columbia, and its Carswell Property in Saskatchewan. During the quarter, the Company terminated its option agreement to earn a 100% interest in the White River Copper property. All expenses incurred on this property were written off as at February 29, 2008.

Effective February 29, 2008, as a result of share issuances by Golden Harp, the Company’s ownership in Golden Harp was reduced from 64.3% to 40.9%. Accordingly, the Company’s financial position as at February 29, 2008 presents its investment in Golden Harp under the equity method of accounting. The results of operations for all periods prior to February 29, 2008 present the results of Golden Harp on a consolidated basis.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for operations is raised primarily through public and private share offerings. Future operations and the Company’s ability to meet mineral property option commitments are dependent on the Company’s ability to raise sufficient funding through share offerings or operations to support current and future expenditures. At February 29, 2008, the Company had working capital of $1,186,490.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring mineral interests into profitable production, or recovery from sale.

The interim un-audited financial statements have been prepared on a going concern assumption which contemplates the Company will continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the nine-month period, the Company spent a total of $1,591,320 (cash only) on mineral interest acquisition and exploration expenditures. Administration expenses amounted to $1,088,066, which includes amortization of $110,148 and stock based compensation of $96,523. The net loss for the period was $614,296 and the comprehensive loss was $652,348 (due to a decrease of $38,052 in the fair value of securities available for sale). There was a net increase in cash of $225,647 during the period.

RESULTS OF OPERATIONS

Net loss in the nine month period was $614,296 compared to a net loss of $1,509,822 for the same period in the prior year, reflecting an overall improvement and a decrease in the loss for the period of $895,526. Significant line item changes were as follows:

  Amortization increased by $100,411 due to the amortization of geophysical equipment owned by the Company’s joint venture
  Management fees increased by $95,477 due to competitive compensation adjustments.
  Professional fees decreased by $51,980 mainly due to a decrease in legal fees
  Dilution income on share issuance increased by $1,104,817 due to GHR share issuances during the period and the resulting dilution of the Company’s ownership interest which resulted in a gain on dilution recorded during the period totaling $389,517.

GHR completed an initial public offering consisting of 2,557,500 flow through units and 6,333,700 regular units at $0.35 per unit generating gross proceeds of $3,111,745 (Please refer to Note 2(m)).

Some of the changes in the line items may be attributed to the reclassification of comparative figures to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on previously reported results (Refer to Note 2 (p) of the audited consolidated financial statements).

2

SUMMARY OF QUARTERLY RESULTS

Prepared in accordance with Canadian generally accepted accounting principals and expressed in Canadian dollars.

	Feb 29, 2008	Nov 30, 2007	Aug 31, 2007	May 31, 2007	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006
Net income (loss)	3,109	(506,476)	(110,929)	(384,756)	(278,708)	(1,004,619)	(226,495)	580,532
Net income (loss) per share (Basic and diluted)	0.000	(0.008)	(0.002)	(0.006)	(0.005)	(0.018)	(0.004)	0.013

LIQUIDITY

At February 29, 2008, the Company had a working capital of $1,186,490 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking to raise further funds from private placement financings to meet these commitments or it may seek extensions to the exploration schedule. Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital. The Company plans to do this through private placements and public offerings.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Nor and Wolf properties are held under option agreements. Under the option agreements for the Nor the Company has a right to earn 100% interest in the mineral property and 60% interest in the Wolf property. To exercise these rights the Company must make various cash and stock payments and incur exploration expenditures by various deadlines. Details of these requirements are listed in Note 4 to the interim un-audited financial statements.

At the date of this report, all cash payments on the above two property options were up to date and all share payments have been made.

Under the Nor and Wolfe property options, cash and expenditure requirements for the year ahead amount to approximately $310,000. The Bear River property has no further payment requirements, beyond the exploration required for standard assessment to keep the claims in good standing.

OUTSTANDING SHARE CAPITAL

At April 15, 2008, the Company had the following number of securities outstanding:

Securities	Number	Exercise Price	Expiry Date
Common shares issued and outstanding	66,539,641	N/A	N/A
Share purchase warrants	0	-	-
Share purchase options	4,250,000	$0.15-$0.50	30 Jan, 2008 to 3 March 2010
Fully diluted share Capital	70,789,641	N/A	N/A

3

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 10 and comments included in the February 29, 2008 interim un-audited financial statements. Additional details are as follows:

International KRL Resources Corp. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month for supervision and consulting services in relation to the evaluation, acquisition, maintenance and exploration of International KRL’s mineral properties plus a per diem for supervision time spent at the properties; and $5,000 per month management and consulting fee for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions (management fees).

Logan Resources Ltd. is a resource exploration company that has four common Directors with International KRL, including the President of both companies, Seamus Young. Amounts owed by Logan Resources Ltd. of $12,679 represent those amounts billed under a cost sharing arrangement with Logan Resources Ltd. for office space and administrative services.

The company formed a 50% joint venture with a company related by directors. Geophysical equipment was acquired installed and activated for service, by the joint venture, on the company’s exploration projects. This new joint venture charges for the use of the equipment at standard rates. The Company’s 50% share of the assets, liabilities, and income (loss) are reflected in the financial statements.

EXPLORATION EXPENDITURES

The Company spent a total of $1,833,281 (cash and shares issued) on exploration in the current period. The focus of the work in the current period was on the Company’s Nor property in the Yukon where expenditures totaled $1,565,181. A total of $268,100 was spent on the Company’s remaining mineral interests. This includes $213,473 spent on a mineral property whose option agreement was terminated. As a result these expenditures were written off. Full details on exploration expenditures are disclosed in Note 4 accompanying the un-audited interim financial statements. See the mineral property update below, for further details of activities.

MINERAL INTERESTS UPDATE

COPPER HILL PROPERTY, Ontario – Gold, Copper

Effective February 29, 2008, as a result of share issuances by Golden Harp the Company’s ownership in Golden Harp was reduced from 64.3% to 40.9%. Accordingly, the Company’s financial position as at February 29, 2008 presents its investment in Golden Harp under the equity method of accounting. The results of operations for all periods prior to February 29, 2008 present the results of Golden Harp on a consolidated basis.

As a result of the Company’s reduced ownership in Golden Harp, as described in more detail in Note 5, effective February 29, 2008, the Company no longer consolidates its investment in Golden Harp and accordingly, Golden Harp’s investment in the Copper Hill property is no longer presented on a consolidated basis.

The Copper Hill property is located in the Gowganda Area of Northern Ontario, and consists of 849 claim units or approximately 17,000 hectares covering 56 sq. miles in the prolific Abitibi Greenstone Belt. Exploration to date has identified four known gold zones and one copper zone. Numerous exploration targets are identified on the property, which warrant follow-up.

Exploration Activity on the Copper Hill Property

Subsequent to February 29, 2008, GHR commenced a 2,000m, spring diamond drill program targeting priority gold targets in and around the historical Cook Gold (CG) Zone and the Mullen Zone. Approximately 1,300 meters of drilling is planned to test target zones along strike from the CG Zone, including the Cookie Jar (CJ) Zone gold occurrence and the proximal Cookie Jar North (CJ North). These targets are located in a favorable geological environment for gold deposition and are coincident with geochemical and geophysical responses over significant strike extents. A surface grab sample from the CJ Zone returned 5.21 g/t Au. Historical drill intercepts from the CG Zone include DDH Cook2, which returned 3.67 g/t Au over 18.5 meters including 5.54 g/t Au over 10.5 m and 10.04 g/t Au over 5 m. Three holes or approximately 700m of drilling are proposed for the Mullen Zone to preliminary evaluates the Trench 2 Area.

4

BEAR RIVER PROPERTY, BC -Gold

The Company's Bear River property is located in the Skeena Mining Division, BC, in the historic Stewart Gold Camp. It consists of three claims representing 31 claim units and a fraction, 100% owned mineral claims (subject to NSR's) covering an approximate area of 780 hectares.

Exploration Activity on the Bear River Property

Exploration to date identified gold and silver mineralization in epithermal quartz veins and gold with massive sulphides in altered volcanics. With improving markets and exploration conditions in BC, the area is undergoing extensive exploration. The Company is seeking a strategic partnership to accelerate the evaluation of the mineral potential of the Bear River property.

NOR PROPERTY, Yukon -Copper/Gold/Uranium

The Nor IOCG (iron oxide-copper-gold) property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 395 km north of Dawson City, Yukon Territory. International KRL acquired the right to earn a 100% interest in the Nor property, subject to a 2% NSR by an option agreement signed in October 2004. The terms of the option are detailed in Note 4(a) in the financial statements. Since signing the option, the Company staked additional ground contiguous to, and in the vicinity of the property. The property now consists of 448 claims.

Airborne Radiometric and Magnetic Survey

During the three-month period ended August 31, 2007, the Company conducted a property-wide airborne radiometric and magnetic survey. The survey’s preliminary readings identified a number of areas of interest. Detailed analysis and further interpretation of the results is still underway and results will be issued as soon as they are available.

Diamond Drilling Program Completed for the Season

During the quarter ended November 30, 2007, the Company completed its drilling program for the season. Seven holes were drilled testing both copper and uranium targets. All the drill samples were shipped to Eco Tech Laboratories for analysis and assays results are summarized in the table below:

Assay Results from the 2007 Diamond Drill

Hole No.	From	To	Interval (m)	Cu (%)
NOR 07-14	34.0	45.0	11.0	0.14
including	35.0	38.0	3.0	0.42
NOR 07-15	3.05	68.0	64.95	0.20
including	3.05	35.0	31.95	0.29
(which includes	20.0	35.0	15.0	0.38)
including	44.0	68.0	24.0	0.14

Holes NOR 07-12 to -15 targeted the contact zone of a body of Wernecke Breccia with the surrounding Fairchild Lake Group within which copper mineralization was intersected in 2006, including 0.25% Cu over 20m from hole NOR 06-09. Holes NOR 07-10 to –11 and –16 targeted coincident geochemical and geophysical uranium anomalies in the southern property area. Uranium mineralization observed in surface samples and trenches, with values of 1.3% to 5.54% U3O8 from grab samples over a strike length of more than 1.1 km was not intersected in the drill program. Trenching is necessary to determine the orientation of the mineralization, which occurs as brannerite.

CARSWELL PROPERTY, Saskatchewan -Uranium

The Carswell uranium property is located in the uranium-rich Athabasca Basin. The Company’s claim, in the Cluff Lake Structure, (also known as the Carswell Dome), is flanked by claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west side by the mining licenses of the past producing Cluff Lake Mine. The claim covers 2,416 hectares (5,970 acres). International KRL granted an option to ESO Uranium Corp. (previously known as Essendon Solutions Inc.) to acquire a 50% interest in the property in return for total $25,000 cash consideration, 200,000 shares and a $100,000 work commitment (refer to Note 4(c)).

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Carswell Property’s Proposed Diamond Drill Program by ESO

Earlier last year, ESO Uranium Corp. (ESO) advised International KRL of its intention to initiate a diamond drill program on its Carswell property. The drill program is expected to follow up on geochemical and geophysical targets related to fields of highly radioactive boulders identified in earlier exploration reports. The proposed expenditures from this program will fulfill ESO’s property expenditure obligations under the option agreement with International KRL. This will enable the two companies to pursue a Joint Venture agreement. ESO is yet to commence this program on International KRL’s claim. ESO also advised that it had engaged MPH Consulting Ltd., an independent firm with considerable experience in the Athabasca Basin, to complete a NI 43-101 technical report, which will cover International KRL’s claim.

WHITE RIVER COPPER PROPERTY, Yukon – Copper

The White River property is in the Whitehorse Mining District of the Yukon Territory. The property consists of 32 mineral claims covering 1,652 acres (669 hectares). The Company acquired the right to earn a 100% interest, subject to a 2% NSR, by an option agreement dated December 7, 2006. The terms of the option are detailed in Note 4(e) to the financial statements.

The Company abandoned the White River Copper claims and terminated the option agreement. It wrote off the related expenditures as of February 29, 2008.

Proposed Exploration Program on the White River Copper Property

International KRL plans to verify the historical data collected from trenches and surface showings on the property. The program will involve the Company’s geological team verifying the location of the historic diamond drill holes and the anomalies identified by the Induced Polarization (IP) survey. The information generated from the historic exploration programs will then be evaluated and followed up with modern exploration techniques.

TURN RIVER PROPERTY, Yukon -Uranium

International KRL and Logan Resources Ltd. acquired the property by staking a large land package prospective for uranium in the Cassiar Plateau. The land package consists of 2,220 claims, covering 46,941 hectares and includes twelve distinct project areas. International KRL Resources Corp. has a 50% interest in the property.

Last quarter, both International KRL and Logan Resources Ltd. staked an additional 1,307 claims prospective for nickel at the Turn River property. The uranium nickel project now consists of 3,527 claims over 12 independent blocks covering approximately 74,000 hectares. Each company holds a 50% interest in the project. The Company was reimbursed for expenses totaling $370,470 incurred on the Turn River project, according to an agreement under negotiation with an independent third party.

WOLF PROPERTY-Yukon-Silver, Lead, Zinc

The Wolf (silver, lead, zinc) property, previously referred to as the Tim and Kuda property, is located 72km west of Watson Lake, Yukon. The Company acquired the right to earn a 60% interest in the Wolfe property from Tarsis Capital Corp. subsequent to an option agreement signed in September 2007. The terms of the option are detailed in Note 4(g) in the financial statements. Since signing the option, the Company staked additional ground contiguous to, and in the vicinity of the property. The property now consists of 289 claims covering 14,926 acres.

Diamond Drill Program Underway on Wolf Property

Subsequent to February 29, 2008 the Company commenced a diamond drill program on the Wolfe property. The drill target is a previously untested induced polarization (IP) geophysical anomaly. The IP anomaly is made up of two portions, a large anomaly indicative of a large buried sulphide body and a narrow coeval anomaly associated with the known mineralization on the property. The known mineralization consists of an oxide zone up to 30 m wide, which returned 4 m of 352.4 g/t Ag and 9.12% Pb in a trench. Grab samples of oxide mineralization from another trench returned 1248.1 g/t Ag and 49.5% Pb and 978.7 g/t Ag and 32.0% Pb. The narrow anomaly over the known mineralization indicates potentially wider zones of un-oxidized (fresh) sulphides at depths of 50 m to 100 m. The entire anomaly indicates potential for a large volume of sulphides in a zone at least 1700m long and up to 500 m wide.

Samples will be shipped to Acme Laboratory for analysis and assay results will be released once they are received.

6

LAC CARON, Quebec -Gold

The Company obtained by staking the Lac Caron property in Quebec. The property consists of 72 mineral claims and covers an approximate area of 3,816 hectares.

SUBSEQUENT EVENTS

Subsequent to February 29, 2008 the Company entered into the following transactions:

(a)     The Company issued 1,500,000 stock options, exercisable at $0.15 for two years.

(b)     The Company obtained by staking 21 claims, the Coyote property.

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FINANCIAL REPORTING UPDATE

Effective March 2006, all reporting issuers in Canada are subject to new disclosure requirements as per Multilateral Instrument 52-109 (“MI 52-109”). As a result of MI 52-109 the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have to certify that they have designed internal controls over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with GAAP. In addition, they are subject to a second certification that they have ensured disclosure of changes in internal control that has had or may have a material effect on the Company’s internal control.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures to ensure that information required to be disclosed by the Company is assembled and communicated to management. The Company’s CEO and CFO have concluded, based on their evaluation at February 29, 2008, that disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others within the entity, except as noted below. The CEO and CFO certified that the Company’s disclosure controls and procedures are effective to provide a reasonable level of assurance; however they are not able to conclude that the disclosure controls and procedures are capable to prevent all frauds and errors. Regardless of how well conceived or managed, a control system is incapable of providing absolute assurance to prevent all errors and fraud, as only reasonable assurances that objectives of a control system can be obtained.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has assessed the design of the Company’s internal control over financial reporting at February 29, 2008 and has certified that the controls over financial reporting are effective.

In designing the internal controls Management has identified a material weakness outlined below:

1.     Due to the limited number of staff, it is not feasible to attain segregation of incompatible duties.

The weakness in the Company’s internal controls over financial reporting allow for a greater likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors mitigate the risk of material misstatement in financial reporting by performing a detail review of monthly operational and financial reports. It is not possible to provide absolute assurance that this risk can be eliminated.

RISKS AND UNCERTAINTIES

The Company’s financial success will, for the most part be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price for minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

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FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements including but not limited to comments regarding the timing and content of upcoming operation and exploration plans and business development plans. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.

Forward looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.krl.net and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov

9

INTERNATIONAL KRL RESOURCES CORP.
Suite 1640 -1066 WEST HASTINGS STREET
VANCOUVER
BRITISH COLUMBIA
V6E 3X1
TEL: (604) 689-0299
FAX: (604) 689-0288
TOLL FREE-CANADA: 1(877) 689-6130
TOLL FREE-USA: 1(800) 665-3772

CORPORATE INFORMATION

1. DIRECTORS

Seamus Young, Vancouver, British Columbia Clifford H. Frame, Toronto, Ontario Mike Muzylowski, Vancouver, British Columbia Judith T. Mazvihwa, Vancouver, British Columbia

F. Charles Vickers, Jr., Dallas, Texas

2. OFFICERS

Seamus Young, President and CEO
Judith T. Mazvihwa, CFO

3. REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP
Robson Court
1000-840 Howe Street
Vancouver, BC
V6Z 2M1

4. AUDITORS

Manning Elliott, LLP Chartered Accountants
11th  Floor
1050 West Pender Street
Vancouver, BC
V6E 3S7

5. TRADE SYMBOL

IRK-TSX-Venture
IRKLF-PK (USA)
CUSIP# 45972T 105

10

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Seamus Young, President and Chief Executive Officer of International KRL Resources Corp.,  certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of International  Resources Corp. (the issuer) for the period ending February 29, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a  material fact or omit to state a material fact required to be stated or that is necessary to  make a statement not misleading in light of the circumstances under which it was made,  with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other  financial information included in the interim filings fairly present in all material respects  the financial condition, results of operations and cash flows of the Issuer, as of the date  and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and  maintaining disclosure controls and procedures and internal control over financial  reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed  under our supervision, to provide reasonable assurance that material information  relating to the issuer, including its consolidated subsidiaries, is made known to us  by others within those entities, particularly during the period in which the interim  filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed  under our supervision, to provide reasonable assurance regarding the reliability of  financial reporting and the preparation of financial statements for external  purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s  internal control over financial reporting that occurred during the issuer’s most recent  interim period that has materially affected, or is reasonably likely to materially affect, the  issuer’s internal control over financial reporting.

Date: April 25, 2008

__“Seamus Young”______
Seamus Young
President and Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Judith T. Mazvihwa, Chief Financial Officer of International KRL Resources Corp., certify  that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of International  KRL Resources Corp. (the issuer) for the period ending February 29, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a  material fact or omit to state a material fact required to be stated or that is necessary to  make a statement not misleading in light of the circumstances under which it was made,  with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other  financial information included in the interim filings fairly present in all material respects  the financial condition, results of operations and cash flows of the Issuer, as of the date  and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and  maintaining disclosure controls and procedures and internal control over financial  reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed  under our supervision, to provide reasonable assurance that material information  relating to the issuer, including its consolidated subsidiaries, is made known to us  by others within those entities, particularly during the period in which the interim  filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed  under our supervision, to provide reasonable assurance regarding the reliability of  financial reporting and the preparation of financial statements for external  purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s  internal control over financial reporting that occurred during the issuer’s most recent  interim period that has materially affected, or is reasonably likely to materially affect, the  issuer’s internal control over financial reporting.

Date: April 25, 2008

__“Judith T. Mazihwa”______
Judith T. Mazvihwa
Chief Financial Officer